FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of January 2004

                                5th January 2004


                                  NDS GROUP PLC
                              --------------------
                              (Name of Registrant)



             One London Road, Staines, Middlesex, TW18 4EX, England
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F |X|            Form 40-F |_|


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the
            information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934

                        Yes |_|                   No |X|


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not Applicable

Nathan Gantcher, CEO and Co-Chairman of Alpha Investment Management LLC, Joins NDS Board of Directors

    LONDON & NEW YORK--(BUSINESS WIRE)--Jan. 5, 2004--NDS, a News Corporation company, and a leading provider of technology solutions for digital pay-TV, today announced that Mr Nathan Gantcher, CEO and co-chairman of Alpha Investment Management LLC in New York City and former vice chairman of CIBC World Markets Corporation, will join the NDS board of directors as an independent director. Mr Gantcher will also sit on NDS's Audit and Remuneration Committees.
    Prior to acting as vice chairman of CIBC World Markets Corporation, Mr Gantcher had been with Oppenheimer & Company since 1968 and served as its president and co-CEO from 1983 until the firm was acquired in 1997 by CIBC. Previously Mr Gantcher was with the advertising firm Young & Rubicam as an account executive.
    Mr Gantcher recently retired as Chairman of the Board of Trustees of Tufts University where he had been a member since 1983 and chairman for the last eight years. He is a member of the Council on Foreign Relations, a director of Mack-Cali Realty Corporation and CharterMac, a senior adviser for RRE Investors, and a former governor of the American Stock Exchange. Mr Gantcher is a member of the steering committee of the Wall Street division of the UJA, a past director of the Jewish Communal Fund and a trustee of the Anti-Defamation League Foundation.
    "It's an honor to become involved with a company at the cutting edge of digital technologies," Mr Gantcher said. "NDS's strong business positioning will help drive the company to even greater success than it has already achieved worldwide."
    "We are pleased to have Nathan Gantcher sitting on our board of directors and offering his extensive expertise in strategic and forward planning," said Dr. Abe Peled, President and CEO, NDS. "Mr Gantcher's track record and experience has shown that he can provide NDS with the support necessary to properly achieve the goals that we have set as a company."

    About NDS

    NDS Group plc (NASDAQ/Euronext Brussels: NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See http://www.nds.com/ for more information about NDS.

    Cautionary Statement Concerning Forward-Looking Statements

    This document contains certain 'forward-looking statements' with the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive, market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The 'forward-looking statements' included in this document are made only as of the date of this document and we do not have any obligation to publicly update any 'forward-looking statements' to reflect subsequent events or circumstances.

    CONTACT: NDS Group plc
             Margot Field, Director of PR, NDS Group plc
             T:  +44 (0) 20 8476 8158
             E:  mfield@ndsuk.com
             or
             Alex Dee, Partner, Shared Value (UK)
             T: +44 (0) 20 7321 5010
             E: adee@sharedvalue.net
             or
             Kelly Fitzgerald, Breakaway Communications (USA)
             T:  +1 212 590 2555
             E:  kfitz@breakawaycom.com

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         NDS Group plc

Date:    5th January 2004
                                                     By: /s/ CRK Medlock
                                                         -----------------------
                                                         CRK Medlock
                                                         Chief Financial Officer